EXHIBIT 99.1

Re: Update on Eurocom’s Creditors Arrangement

Ramat Gan, Israel – February 23, 2018 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM):

Following the previous report of Eurocom Communications Ltd., the controlling shareholder of the Company (through Internet Gold-Golden Lines Ltd.) ("Eurocom") dated February 7, 2018, Eurocom reported to the Company today as follows:

1. On February 23, 2018, Eurocom, including other privately-held companies of the Eurocom Group (the "Privately-held Companies") filed to the Court a petition to approve, pursuant to the provisions of Section 350 of the Israeli Companies Law, 5759-1999, a creditors’ arrangement (the “Arrangement") regarding the debt issues of Eurocom and these Privately-held Companies.

2. The petition to approve the Arrangement was filed after the Arrangement was approved at Eurocom's creditors' meeting. The Arrangement was also approved by another company of the Privately-held Companies. An additional member of the Privately-held Companies in the real estate sector (which is not related to the Company), has not yet approved the Arrangement, and this issue will be resolved by the Court. The Court’s ruling on this issue may have an effect on the entire Arrangement and Eurocom will report on any related material developments.

3. The proposed Arrangement is based on the expected entry of an investor into Eurocom (Shayma Investments S.A. or any related corporation, to be resolved by the closing date, in which Messrs. Naty Saidoff and Tamir Cohen hold a substantial interest) (the "Investor"). The Investor will receive an option which will allow it to eventually hold the full 100% interest in Eurocom (the "Option").

4. The proposed Arrangement is based on significant capital investments to be made by the Investor in Eurocom, as well as the Investor helping to settle the balance of Eurocom and the Privately-held Companies’ debt. The Arrangement also includes options for additional capital investments to the Arrangement account in the future according to defined terms.

5. For the avoidance of doubt, it is hereby clarified that in any event, at this stage, there will be no "change of control" event with respect to either the Company or Eurocom, since exercising the Option is subject to obtaining the required regulatory approvals, as well as to meeting the following preconditions.

6. The proposed Arrangement is subject to meeting several conditions, summarized as follows:

a.	obtaining the Court's approval of the Arrangement, including possible adjustments to the Arrangement that may be demanded by the Court (see also Section 2 above);

b.	obtaining a pre-ruling from the Israeli tax authorities regarding various aspects of the Arrangement;

c.	not triggering certain material changes or adverse effects;

d.	obtaining the necessary regulatory approvals as required by Israeli law (including a control permit for the Investor, that will be required to legally exercise its Option).

7. Accordingly, until the exercise of the Option (which is subject to the approval of the Arrangement and the above conditions), there will be no change in the structure of the holdings in Eurocom. In addition, in accordance with the proposed Arrangement, even if the Arrangement is ultimately approved, all the conditions are met and the Option is exercised, Eurocom will continue to be the controlling shareholder of the Company. Having said that, the Arrangement allows a scenario where the Investor may purchase the Eurocom Group’s assets directly, subject to all the regulatory approvals and legal requirements.

8. It is hereby emphasized again that the Arrangement has not yet been approved and is subject to additional conditions, as detailed in this report. The Company will continue to report on any significant developments regarding the entire process.

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.